UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

 ___________________________________________
Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
89214A102
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 West 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2020
(Date of Event Which Requires Filing of Statement)
  ___________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,735,483
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,735,483
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,735,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 56.2%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 81,442,123 shares of Common Stock of Town Sports International Holdings, Inc. (the “Issuer”) outstanding as of December 28, 2020, based on information received from the Issuer.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,735,483
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,735,483
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,735,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 56.2%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 81,442,123 shares of Common Stock of the Issuer outstanding as of December 28, 2020, based on information received from the Issuer.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,735,483
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,735,483
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,735,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 56.2%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 81,442,123 shares of Common Stock of the Issuer outstanding as of December 28, 2020, based on information received from the Issuer.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,735,483
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,735,483
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,735,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 56.2%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 81,442,123 shares of Common Stock of the Issuer outstanding as of December 28, 2020, based on information received from the Issuer.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 45,735,483
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 45,735,483
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,735,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 56.2%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 81,442,123 shares of Common Stock of the Issuer outstanding as of December 28, 2020, based on information received from the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on January 7, 2020, as amended by Amendment No. 1 filed on December 28, 2020. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Kennedy Lewis Management LP (the “Adviser”)

2.	KLM GP LLC (“KLM”)

3.	Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”)

4. 5.	Darren Richman David Chene
(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:
111 West 33rd Street, Suite 1910
New York, NY 10120
(c) Each of the Reporting Persons is engaged in the business of investing. The Adviser’s principal business is serving as investment manager to certain private investment funds, including Fitness TSI, LLC (“Fitness TSI”) and Fitness TSI Fund II LLC (“Fitness TSI II”, and together with Fitness TSI, the “Funds”), that directly hold the shares of Common Stock of the Issuer reported herein. KLM’s principal business is serving as the general partner of the Adviser. The principal business of Kennedy Lewis Management is serving as the owner and control person of KLM.  The principal business of each of Messrs. Richman and Chene is serving as a managing member and control person of Kennedy Lewis Management.
(d) and (e) During the past five years, none of the Reporting Persons nor the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	The Adviser – Delaware

2.	KLM – Delaware

3.	Kennedy Lewis Management – Delaware

4. 5.	Darren Richman – United States David Chene – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as followss:
The disclosure in Item 4 is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
Credit Agreement and Share Issuance
On December 28, 2020 (the “Closing Date”), Town Sports International Holdings, Inc. (the “Issuer”) entered into a credit agreement (the “Credit Agreement”) with the several lenders party thereto that are investment funds for which for which the Adviser serves as investment manager (the “Lenders”) and Alter Domus (US) LLC, as administrative agent (the “Administrative Agent”) pursuant to which the Lenders agreed to provide senior secured first lien term loans in an aggregate principal amount of up to $100.0 million to the Issuer consisting of (a) initial senior secured first lien term loans in an aggregate principal amount of $5.0 million (the “Initial Loans”), which Initial Loans were drawn at closing, and (b) senior secured first lien delayed draw term loans in an aggregate principal amount of up to $95.0 million (the “Delayed Draw Term Loans” and, together with the Initial Loans, the “Loans”), in each case, subject to the terms and conditions set forth in the Credit Agreement.  In order to incur any of the Delayed Draw Term Loans, the Issuer must satisfy certain conditions described in the Credit Agreement.
The Issuer’s obligations under the Credit Agreement are guaranteed by certain subsidiaries of the Issuer (collectively with the Issuer, the “Guarantors”).  On the Closing Date, the Issuer, the Guarantors and the Administrative Agent entered into a guarantee and collateral agreement  pursuant to which the Guarantors guaranteed the debt under the Credit Agreement and the Issuer and the Guarantors granted a first-priority lien on substantially all of their assets (subject to certain exceptions) in favor of the Administrative Agent and the Lenders.
On the Closing Date, the Issuer paid in-kind in the form of additional term loans a closing fee equal to $10.0 million, representing 10.0% of the aggregate principal amount of the commitments provided by the Lenders as of the Closing Date. Borrowings under the Credit Agreement accrue interest at a rate of either 10.0% per annum payable in cash or 12.0% per annum payable in-kind. The Credit Agreement contains customary covenants, including, but not limited to, restrictions on the Issuer’s ability to incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.  The Credit Agreement will mature on December 28, 2025.
As compensation for the Lenders providing the Loans and related commitments, on the Closing Date, Fitness TSI II received 31,041,265 shares of Common Stock and Fitness TSI received 10,494,218 shares of Common Stock from the Issuer, equal to approximately 51% of the fully diluted outstanding Common Stock as of the Closing Date (such shares, the “Consideration Shares”).
In connection with the transactions described above, Patrick Walsh, the Issuer’s chief executive officer, and the Funds agreed that in the event that the Funds’ ownership of Common Stock decreases below fifty percent (50%) of the issued and outstanding Common Stock as a result of equity awards and other investment rights provided to Mr. Walsh, Mr. Walsh will enter into a customary voting agreement with the Funds with respect to his shares of Common Stock pursuant to which Mr. Walsh would vote in accordance with the direction of the Adviser on behalf of the Funds.
Appointment of Directors
Pursuant to the Credit Agreement, the Issuer and the Board agreed to set the number of directors on the Board at five directors and provide the Reporting Persons with the right to nominate three directors to the Board. As a result, effective concurrently with the closing of the Credit Agreement: (i) the Board increased the size of the Issuer’s Board to five members; (ii) each of Martin Annese and Jeffery Crivello resigned from the Board and any committees of the Board on which they respectively served; and (iii) the remaining members of the Board elected David Chene, Brian Dubin and Doug Logigian as members of the Board to fill the vacancies created by the increase in Board size (with the appointment of Doug Logigian to take effect 10 days after transmission of the Information Statement on Schedule 14f-1 to all holders of Common Stock) and resignation of Martin Annese and Jeffery Crivello to serve until the Issuer’s next annual meeting or their earlier resignation, termination or death. David Chene is a managing member and control person of Kennedy Lewis Management; Brian Dubin is a partner at the Adviser; and Doug Logigian is a partner at the Adviser.
The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.
Registration Rights Agreement
In connection with the issuance of the Consideration Shares, on the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds and Mr. Walsh,  under which the Issuer agreed to register the Common Stock held by the Funds and Mr. Walsh with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Issuer also agreed to provide certain piggy-back and demand registration rights to the parties to the Registration Rights Agreement in respect of the Common Stock held by each of them.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.
The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other stockholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may review options for maximizing stockholder value, improving capital or asset allocation or various strategic alternatives including acquisitions or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The disclosure in Item 4 is incorporated herein by reference.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 81,442,123 shares of Common Stock outstanding as of December 28, 2020, based on information received from the Issuer.
The Funds delegated to the Adviser sole voting and investment power over the securities held by the Funds pursuant to Investment Management Agreements. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their Investment Management Agreements with the Adviser.
(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer effected by the Reporting Persons during the 60 days prior to the date hereof.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds.  The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows: The disclosure in Item 4 is incorporated herein by reference.

The Credit Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.2 and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Credit Agreement, dated as of December 28, 2020, by and among Town Sports International Holdings, Inc., the several lenders from time to time party thereto and Alter Domus (US) LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2020).

99.2
Registration Rights Agreement, dated as of December 28, 2020, by and among Town Sports International Holdings, Inc. and the holders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2020).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of December 29, 2020

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

By:	/s/ Darren Richman

By:	/s/ David Chene